ADDENDUM NO. 1 TO CUSTODY AGREEMENT

THIS ADDENDUM NO. 1 TO CUSTODY AGREEMENT, effective as of June 27, 2008, amends that Custody Agreement by and between First National Bank of Omaha and AdvisorOne Funds.  Capitalized terms contained herein shall have the same meaning as set forth in the Custody Agreement.  Subject to this Addendum No. 1, the Custody Agreement remains in full force and effect.

1.

The following provision is added:

14)

If Bank should advance funds for the purchase of a security which results in an overdraft, or if an overdraft arises for some other reason, including, without limitation, because of a reversal of a conditional credit, the amount of such overdraft shall be deemed to be a loan made by Bank to Customer payable on demand, and shall bear interest from the date incurred at a rate ordinarily charged by Bank to its institutional customers.  During an overdraft period, Bank shall have a continuing lien and security interest in and to the Property in the overdrawn account, and shall have all security entitlements with respect to Property in that account.  Customer authorizes Bank to charge the amount of any such overdraft, together with interest due thereon, against the overdrawn account as funds become available.

IN WITNESS WHEREOF, the parties have caused this Addendum No. 1 to Custody Agreement to be executed by their duly authorized officers as of the date first above written.

ADVISORONE FUNDS

FIRST NATIONAL BANK OF OMAHA

By:  /s/ W. Patrick Clarke

By:

/s/ John E. Lenihan

Name:  W. Patrick Clarke

Name:  John E. Lenihan

Title:  President

Title:  Senior Trust Officer